SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated July 19, 2005 entitled, “Repsol YPF Purchases Three Oil Fields and One Gas Field in Trinidad & Tobago.”

Item 1

PRESS RELEASE

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 19 July 2005

Number of pgs.: 2

REPSOL YPF PURCHASES THREE OIL FIELDS AND ONE GAS

FIELD IN TRINIDAD & TOBAGO

•	Will become one of the main oil and gas producers in the Caribbean

•	Will be a partner of Trinidad state oil and gas company, Petrotrin, confirming its growth strategy for that area outlined in the 2005-2009 Strategic Plan

Repsol YPF has become one of the main producers of oil and gas in the Caribbean, in exercising a buy option for the purchase from BP of three oil fields and one gas field in Trinidad & Tobago, off the southeast coast of the island. The purchase price payable at completion is US $229 million.

With this transaction, Repsol YPF confirms its growth strategy in the Caribbean region as outlined in its 2005-2009 Strategic Plan. The purchase price is $229 million.

The Trinidad & Tobago State oil company, Petrotrin will purchase a 15% stake. The transaction is subject to the Government of Trinidad & Tobago (GORTT) approval and also to the GORTT option to purchase 15% in the fields either itself or via nominee(s).

Currently, oil fields produce 20,500 barrels of oil equivalent per day. Production facilities include three platforms, 10 drilling satellites and one compression satellite. The Onyx gas field is to be developed. The 3P risked reserves for the fields are estimated at 174 million barrels of oil equivalent. Investment in the oil fields and the development of the gas field will be around $500 million through 2025.

Repsol YPF currently produces in Trinidad & Tobago through its 30% participation in BPTT, 120,000 barrels of oil equivalent per day. It also has a 20% stake in train one, and 25% in trains two and three at the Atlantic LNG gas liquefying plant. In the fourth quarter of 2005 the fourth train, with the largest capacity in the world, is scheduled to start up, and in which Repsol YPF holds a 22.22 % stake.

Item 1

PRESS RELEASE

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

As outlined in Repsol YPF’s 2005-2009 Strategic Plan, one of the principal vectors of growth for the company will be Upstream, and to consolidate its leading position in the Atlantic Basin, and strengthen its solid position in Trinidad & Tobago. In the Caribbean, Repsol YPF plans on investing $2.2 billion during the 2005-2009, of which $1.25 billion correspond to Trinidad & Tobago.

Petrotrin produces 85,000 barrels of oil equivalent per day from its onshore and offshore assets in Trinidad and exports about 80 mmscf/d as LNG through its NCMA unit and refines 160,000 B/D of which 140,000 b/d is exported.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	July 20, 2005	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer